Primary Business Name: OTC LINK LLC **BD Number: 153944**

BD - AMENDMENT

02/07/2024

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ **Yes** ○ **No**

Ownership Codes:			
	NA - less than 5%	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
JIN, YONGXIANG	I	FINOP	01/2021	NA	Y	N	6096866
MELLON, JOHN FRANCIS	I	CCO	02/2024	NA	N	N	4167767
MODESKI, MICHAEL RICHARD	I	PRESIDENT	04/2011	NA	Y	N	2642602
OTC MARKETS GROUP INC.	DE	OWNER, MEMBER	04/2010	E	Y	N	13-3941069